Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2016 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2016 Third Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 326.3% YoY and MMT India(6) Standalone Hotels booked on Mobile increased by 756.4% YoY in 3Q16.

•	Transactions for Hotels and packages increased by 148.2% YoY in 3Q16. Hotels and Packages (excluding ETB(6)) transactions increased by 185.0% YoY in 3Q16.

•	Gross Bookings(5) reached $455.2 million in 3Q16, representing a YoY increase of 15.6%. Hotels and Packages gross bookings increased by 30.5% YoY in 3Q16.

•	Revenue less service costs(2) increased 9.7% YoY to $36.3 million in 3Q16. Hotels and packages contribution increased to 48.5% in 3Q16 versus 45.0% in 3Q15.

Gurgaon, India and New York, January 28, 2016 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended December 31, 2015.

“In the third fiscal quarter of 2016, MakeMyTrip delivered exceptional transaction growth, particularly on mobile devices in standalone hotel bookings, said Deep Kalra, Group CEO, who added: “Shortly after the end of the quarter, we announced a $180m investment from Ctrip. We have much in common with Ctrip and expect the relationship to be mutually beneficial, as we share knowledge and advice on how to remain the leading OTA in a competitive, hyper-growth market.”

(in thousands except EPS)	3 months Ended December 31, 2014	3 months Ended December 31, 2015	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$75,690	$81,989	8.3%	15.6%
Results from Operating Activities	($2,911)	($17,053)
Loss for the period	($3,660)	($19,470)
Diluted loss per share	($0.09)	($0.47)

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$35,080.0	$36,291.2	3.5%	9.7%
Air Ticketing	$18,127.0	$16,988.2	-6.3%	-0.1%
Hotels and packages	$15,777.0	$17,698.6	12.2%	18.3%
Other	$1,176.0	$1,604.4	36.4%	45.2%
Adjusted Operating Profit (Loss)(3)	$1,466.0	($13,472.0)
Adjusted Net Profit (Loss) (4)	$404.0	($14,797.0)
Adjusted Diluted Earnings (loss) per share(4)	$0.01	($0.36)

Operating Metrics
Gross Bookings(5)	$419,153.2	$455,240.6	8.6%	15.6%
Air Ticketing	$301,808.4	$311,431.3	3.2%	9.8%
Hotels and packages	$117,344.8	$143,809.3	22.6%	30.5%
Number of Transactions
Air Ticketing	1318.0	1773.8	34.6%
Hotels and packages	341.6	847.9	148.2%
Hotels and Packages (excluding ETB(6))	282.5	805.0	185.0%
MMT India(6) standalone Hotels (Transactions)
Standalone Hotels booked Online(7)	159.0	677.9	326.3%
Standalone Hotels booked on Mobile	47.9	410.3	756.4%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Profit (Loss) for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, share of loss of equity-accounted investees, net change in value of financial liability in business combination, and income tax (benefit) expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.
(6)	MMT India refers to our Indian subsidiary “MakeMyTrip (India) Private Limited” and ETB refers to “Easy To Book Service B.V.”, the main operating entity of the group of companies known as the Easytobook.com group.
(7)	Standalone Hotels Booked Online include Standalone Hotels Booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments

Service Tax Matter in Indian Subsidiary

The Directorate General of Central Excise Intelligence (DGCEI) in India recently initiated an investigation against the Company’s Indian subsidiary (MMT India) regarding service tax liability on hotel bookings facilitated by MMT India. While MMT India has paid service tax on such bookings as a tour agent, the DGCEI has raised a demand of approximately $10 million from MMT India treating it as a hotel service provider for the fiscal years 2010 to 2015. MMT India has deposited approximately $4 million under protest against this demand.

While the matter is sub-judice, the Company believes it is fully tax compliant and has strong reasons to believe there is no service tax payable to DGCEI pursuant to this demand and is taking all steps necessary in this respect in consultation with its tax and legal advisors. Based on published news articles, the Company believes that a few other companies in the online travel agency industry have also received similar tax demand from DGCEI. MMT India has filed a petition in the Delhi High Court, which has passed interim orders that the DGCEI should not take any coercive steps against MMT India or its officers during the course of investigation in the service tax matter.

Director Appointment

As previously disclosed, Ctrip.com International, Ltd. (Ctrip) invested US$180 million in the Company through the issuance of convertible bonds. Further to this investment, the Company granted the right to Ctrip to appoint a director to the Company’s board of directors. James Jianzhang Liang was appointed as a director of the Company on 27th January 2016, as a nominee of CTrip. He is one of the co-founders of CTrip and is currently serving as its chief executive officer. Prior to founding CTrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR) and eHi (NASDAQ: EHIC), and serves as an independent director of Jiayuan.com International Ltd. (NASDAQ: DATE). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

With the addition of Mr. Liang, the Company’s board of directors consists of 11 directors.

The following table sets forth the name, age and position of each of the Company’s directors, executive officers and significant employees as of January 27, 2016:

Name	Position/Title
Directors:
Deep Kalra	Director, Group Chairman and Group Chief Executive Officer
Rajesh Magow	Director and Chief Executive Officer —India
Mohit Kabra	Director and Group Chief Financial Officer
Aditya Tim Guleri	Director
Philip C. Wolf	Director
Vivek N. Gour	Independent Director
Frederic Lalonde	Independent Director
Ranodeb Roy	Independent Director
Gyaneshwarnath Gowrea	Director
Naushad Ally Sohoboo	Director
James Jianzhang Liang	Director

Executive Officers:
Mohit Gupta	Chief Operating Officer — Online
Saujanya Shrivastava	Chief Marketing Officer
Yuvaraj Srivastava	Chief Human Resource Officer
Sanjay Mohan	Chief Technology Officer
Ranjeet Oak	Chief Business Officer — Holidays
Anshuman Bapna	Chief Product Officer

Other Information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/15	60,242		$15.37	60,242	$24,074,275
04/01/15 – 04/30/15	NIL	$	NIL	NIL	$24,074,275
05/01/15 – 05/31/15	95,000		$18.67	95,000	$22,300,575
06/01/15 – 06/30/15	NIL	$	NIL	NIL	$22,300,575
07/01/15 – 07/31/15	NIL	$	NIL	NIL	$22,300,575
08/01/15 – 08/31/15	362,760		$13.31	362,760	$17,472,175
09/01/15 – 09/30/15	139,659		$13.43	136,659	$15,597,055
10/01/15 – 10/31/15	17,474		$13.65	17,474	$15,358,456
11/01/15 – 11/30/15	NIL	$	NIL	NIL	$15,358,456
12/01/15 – 12/31/15	NIL	$	NIL	NIL	$15,358,456

Total	657,661		$13.43	657,661	$15,358,456

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. As of December 31, 2015, we had remaining authority to repurchase up to approximately $15.4 million of our outstanding ordinary shares. Further, on January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million until November 30, 2021.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2016 Third Quarter Financial Results

Revenue. We generated revenue of $82.0 million in the quarter ended December 31, 2015, an increase of 8.3% (an increase of 15.6% in constant currency) over revenue of $75.7 million in the quarter ended December 31, 2014.

Air Ticketing. Revenue from our air ticketing business decreased by 14.9% (9.2% in constant currency) to $17.0 million in the quarter ended December 31, 2015 from $20.0 million in the quarter ended December 31, 2014. Our revenue less service costs decreased by 6.3% (0.1% in constant currency) to $17.0 million in the quarter ended December 31, 2015 from $18.1 million in the quarter ended December 31, 2014. This was primarily due to a decrease in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 6.0% in the quarter ended December 31, 2014 to 5.5% in the quarter ended December 31, 2015, partially offset by an increase in gross bookings of 3.2% (9.8% in constant currency) and a 34.6% increase in the number of transactions year over year.

Hotels and Packages. Our revenue from our hotels and packages business increased by 16.2% (24.0% in constant currency) to $63.4 million in the quarter ended December 31, 2015, from $54.6 million in the quarter ended December 31, 2014. Our revenue less service costs increased by 12.2% (18.3% in constant currency) to $17.7 million in the quarter ended December 31, 2015 from $15.8 million in the quarter ended December 31, 2014. This was due to an increase of 148.2% in the number of transactions and an increase in gross bookings of 22.6% (30.5% in constant currency) year over year, partially offset by decrease in net revenue margin from 13.4% in the quarter ended December 31, 2014 to 12.3% in the quarter ended December 31, 2015. The decline in net revenue margin in the quarter ended December 31, 2015 was mainly due to discounts offered in the Indian online domestic hotels segment to drive transaction growth.

Other Revenue. Our other revenue increased to $1.6 million in the quarter ended December 31, 2015 from $1.2 million in the quarter ended December 31, 2014, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 3.5% (9.7% in constant currency) to $36.3 million in the quarter ended December 31, 2015 from $35.1 million in the quarter ended December 31, 2014, primarily as a result of a 12.2% (18.3% in constant currency) increase in our hotels and packages revenue less service costs.

Personnel Expenses. Our personnel expenses increased by 6.6% to $12.2 million in the quarter ended December 31, 2015 from $11.4 million in the quarter ended December 31, 2014. This increase was on account of annual wage increase. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 2.6% year over year.

Other Operating Expenses. Our other operating expenses increased by 57.6% to $38.8 million in the quarter ended December 31, 2015 from $24.6 million in the quarter ended December 31, 2014, primarily as a result of an increase in advertisement and business promotion expenses to accelerate growth in our hotels and packages business, along with increase in outsourcing fees in line with the growth in our business. The increase in advertisement and business promotion expenses is largely on account of mobile based promotions being undertaken to drive transaction growth on mobile devices in the Indian online domestic hotels segment.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $17.1 million in the quarter ended December 31, 2015 as compared to a loss of $2.9 million in the quarter ended December 31, 2014. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the both quarters ended December 31, 2014 and 2015 and merger and acquisitions related expenses for the quarter ended December 31,2014, we would have recorded an operating loss of $13.5 million in the quarter ended December 31, 2015 as compared with an operating profit of $1.5 million in the quarter ended December 31, 2014.

Net Finance Income (Cost). Our net finance cost was $1.5 million in the quarter ended December 31, 2015 as compared to net finance cost of $0.7 million in the quarter ended December 31, 2014, primarily due to higher interest income earned on the term deposits placed with the banks in the quarter ended December 31, 2014.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2015 was $19.5 million as compared to a loss of $3.7 million in the quarter ended December 31, 2014. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees and income tax (benefit) expense for both the quarter ended December 31, 2014 and 2015, merger and acquisitions related expenses for the quarter ended December 31, 2014; we would have recorded a net loss of $14.8 million in the quarter ended December 31, 2015 and a net profit of $0.4 million in the quarter ended December 31, 2014.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.47 for the quarter ended December 31, 2015 as compared to diluted loss per share of $0.09 in the quarter ended December 31, 2014. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees and income tax (benefit) expense for both the quarter ended December 31, 2014 and 2015, merger and acquisitions related expenses for the quarter ended December 31, 2014; as mentioned in the preceding paragraph, diluted loss per share would have been $0.36 in the quarter ended December 31, 2015, compared to diluted earnings per share of $0.01 in the quarter ended December 31, 2014.

Fiscal Year 2015-16 Outlook

We are pleased with the robust transaction growth delivered in Q3. In Q4, we would leverage our strong balance sheet to significantly accelerate marketing investments in the key India Standalone hotels category to drive further online penetration while leveraging the growing population of smartphone users to grow our market share in this segment.

We are therefore initiating an upward increase in our transaction guidance for the rest of fiscal year 2016 as follows:

•	India standalone transaction growth of 325%—375%, up from 175%—200%, previously;

•	Hotels and Packages transaction growth, excluding ETB, of 175%—200%, up from 100%—110% previously.

We are also narrowing the FY2016 constant currency revenue growth guidance to 10% to 12%.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended December 31, 2015 beginning at 10:00 a.m. EDT on January 28, 2016. To participate, please dial + 1-866-262-3308 from within the U.S. or +1-616-548-6582 from any other country. Thereafter, callers will be prompted to enter the participant passcode 33019372. A live webcast of the conference call will also be available through the Investor Relations section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-855-859-2056 and using passcode 33019372. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, severance cost related to a prior acquisition, share of loss of equity-accounted investees, impairment in respect of an equity accounted investee, net change in value of financial liability related to business combination, and income tax benefit (expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 9, 2015, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 29,500 hotels and guesthouses in India, more than 275,000 hotels outside India, Indian Railways and several major Indian bus operators.

For further information, please contact:

Bill Lennan

Vice President, Investor Relations

MakeMyTrip Limited

+1 (646) 405-1311

bill.lennan@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2015	As at December 31, 2015
Assets
Property, plant and equipment	8,900	9,917
Intangible assets and goodwill	36,000	36,787
Trade and other receivables, net	901	907
Investment in equity-accounted investees	1,696	17,197
Other investments	5,938	6,420
Term deposits	864	755
Non-current tax assets	10,976	12,622
Other non-current assets	473	672

Total non-current assets	65,748	85,277

Inventories	1,997	282
Current tax assets	88	67
Trade and other receivables, net	28,951	29,026
Term deposits	92,628	38,426
Other current assets	40,346	48,841
Cash and cash equivalents	49,857	46,525

Total current assets	213,867	163,167

Total assets	279,615	248,444

Equity

Share capital	21	21
Share premium	242,662	246,404
Reserves	571	(7,687)
Accumulated deficit	(100,181)	(138,244)
Share based payment reserve	28,612	35,836
Foreign currency translation reserve	(14,427)	(15,989)

Total equity attributable to equity holders of the Company	157,258	120,341
Non-controlling interest	596	—

Total equity	157,854	120,341

Liabilities
Loans and borrowings	362	368
Employee benefits	1,345	1,552
Deferred revenue	3,147	2,101
Deferred tax liabilities	226	191
Other non-current liabilities	987	763

Total non-current liabilities	6,067	4,975

Loans and borrowings	137	133
Trade and other payables	103,655	109,364
Deferred revenue	4,149	4,305
Other current liabilities	7,753	9,326

Total current liabilities	115,694	123,128

Total liabilities	121,761	128,103

Total equity and liabilities	279,615	248,444

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31,		For the nine months ended December 31,
	2014	2015	2014	2015
Revenue
Air ticketing	19,951	16,989	54,833	55,184
Hotels and packages	54,563	63,395	172,649	178,222
Other revenue	1,176	1,605	3,587	4,693

Total revenue	75,690	81,989	231,069	238,099

Other income	—	—	730	1,014

Service cost
Procurement cost of hotel and packages services	38,786	45,697	126,487	128,730
Cost of air tickets coupon	1,824	—	1,999	1,770
Personnel expenses	11,439	12,189	32,580	37,241
Other operating expenses	24,632	38,822	74,415	97,109
Depreciation and amortization	1,920	2,334	5,875	6,589

Results from operating activities	(2,911)	(17,053)	(9,557)	(32,326)

Finance income	1,149	124	2,272	934
Finance costs	1,826	1,603	4,950	4,815

Net finance Income (costs)	(677)	(1,479)	(2,678)	(3,881)

Impairment in respect of an equity accounted investee	—	—	—	(959)
Share of loss of equity-accounted investees	(41)	(908)	(122)	(1,376)

Loss before tax	(3,629)	(19,440)	(12,357)	(38,542)
Income tax benefit (expense)	(31)	(30)	(56)	(82)

Loss for the period	(3,660)	(19,470)	(12,413)	(38,624)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(589)	542	(1,688)	(1,541)
Net change in fair value of available-for-sale financial assets	350	(11)	514	482

	(239)	531	(1,174)	(1,059)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	—	—	(80)	(75)

Other comprehensive income (loss) for the period, net of tax	(239)	531	(1,254)	(1,134)

Total comprehensive loss for the period	(3,899)	(18,939)	(13,667)	(39,758)

Loss attributable to:
Owners of the Company	(3,611)	(19,470)	(12,302)	(38,600)
Non-controlling interest	(49)	—	(111)	(24)

Loss for the period	(3,660)	(19,470)	(12,413)	(38,624)

Total comprehensive loss attributable to:
Owners of the Company	(3,832)	(18,939)	(13,534)	(39,719)
Non-controlling interest	(67)	—	(133)	(39)

Total comprehensive loss for the period	(3,899)	(18,939)	(13,667)	(39,758)

Loss per share
Basic	(0.09)	(0.47)	(0.29)	(0.92)
Diluted	(0.09)	(0.47)	(0.29)	(0.92)

Weighted average number of shares
Basic	41,839,414	41,509,080	41,771,869	41,734,395
Diluted	41,839,414	41,509,080	41,771,869	41,734,395

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(38,600)	—	—	(38,600)	(24)	(38,624)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(1,526)	(1,526)	(15)	(1,541)
Net change in fair value of available-for-sale financial assets	—	—	—	482	—	—	—	482	—	482
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(75)	—	—	(75)	—	(75)

Total other comprehensive income (loss)	—	—	—	482	(75)	—	(1,526)	(1,119)	(15)	(1,134)

Total comprehensive income (loss) for the period	—	—	—	482	(38,675)	—	(1,526)	(39,719)	(39)	(39,758)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	10,971	—	10,971	—	10,971
Issue of ordinary shares on exercise of share based awards	—	3,742	—	—	—	(3,728)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	19	(19)	—	—	—	—

Own shares acquired	—	—	(8,740)	—	—	—	—	(8,740)	—	(8,740)

Total Contributions by owners	—	3,742	(8,740)	—	19	7,224	—	2,245	—	2,245

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	—	—	593	—	(36)	557	(557)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—

Total transactions with owners	—	3,742	(8,740)	—	612	7,224	(36)	2,802	(557)	2,245

Balance as at December 31, 2015	21	246,404	(9,178)	1,491	(138,244)	35,836	(15,989)	120,341	—	120,341

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31,
	2014	2015
Loss for the period	(12,413)	(38,624)
Adjustments for non-cash items	17,540	23,290
Change in working capital	(263)	(4,690)

Net cash generated from (used in) operating activities	4,864	(20,024)

Net cash generated from investing activities	5,116	28,031

Net cash generated from (used in) financing activities	(1,524)	(10,042)

Increase (decrease) in cash and cash equivalents	8,456	(2,035)
Cash and cash equivalents at beginning of the period	38,012	49,857
Effect of exchange rate fluctuations on cash held	(2,428)	(1,297)

Cash and cash equivalents at end of the period	44,039	46,525

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Revenue as per IFRS	19,951	16,989	54,563	63,395	1,176	1,605	75,690	81,989

Less:
Service cost as per IFRS	1,824	—	38,786	45,697	—	—	40,610	45,697

Revenue less service cost	18,127	16,989	15,777	17,698	1,176	1,605	35,080	36,292

	Nine months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Revenue as per IFRS	54,833	55,184	172,649	178,222	3,587	4,693	231,069	238,099

Less:
Service cost as per IFRS	1,999	1,770	126,487	128,730	—	—	128,486	130,500

Revenue less service cost	52,834	53,414	46,162	49,492	3,587	4,693	102,583	107,599

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2014	2015	2014	2015
Results from operating activities as per IFRS	(2,911)	(17,053)	(9,557)	(32,326)
Add: Employee share-based compensation costs	3,617	3,139	8,728	10,916
Less: Income on license acquired	—	—	—	(886)
Add: Merger and acquisitions related expenses	350	—	350	178
Add: Acquisition related intangibles amortization	413	442	1,260	1,330
Add: Severance cost related to a prior acquisition	—	—	638	—

Adjusted Operating Profit (Loss)	1,467	(13,472)	1,419	(20,788)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2014	2015	2014	2015

Income (Loss) for the period as per IFRS	(3,660)	(19,470)	(12,413)	(38,624)
Add: Employee share-based compensation costs	3,617	3,139	8,728	10,916
Less: Income on license acquired	—	—	—	(886)
Add: Merger and acquisitions related expenses	350	—	350	178
Add: Acquisition related intangibles amortization	413	442	1,260	1,330
Add: Severance cost related to a prior acquisition	—	—	638	—
Add: Share of loss of equity-accounted investees	41	908	122	1,376
Add: Impairment in respect of an equity accounted investee	—	—	—	959
Add (Less): Net change in value of financial liability in business combination	(386)	154	352	461
Less: Income tax (benefit) expense	31	30	56	82

Adjusted Net Profit (Loss)	406	(14,797)	(907)	(24,208)

Adjusted Earnings (Loss) per share
Diluted	0.01	(0.36)	(0.02)	(0.58)

	For the three months ended December 31, 2015
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	-14.9%	16.2%	36.4%	8.3%	-6.3%	12.2%	36.4%	3.5%
Impact of Foreign Currency Translation	5.6%	7.8%	8.8%	7.2%	6.2%	6.1%	8.8%	6.2%

Constant Currency Growth	-9.2%	24.0%	45.2%	15.6%	-0.1%	18.3%	45.2%	9.7%

	For the nine months ended December 31, 2015
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	0.6%	3.2%	30.8%	3.0%	1.1%	7.2%	30.8%	4.9%
Impact of Foreign Currency Translation	6.6%	6.3%	8.5%	6.4%	6.7%	4.4%	8.5%	5.7%

Constant Currency Growth	7.2%	9.5%	39.3%	9.5%	7.8%	11.7%	39.3%	10.6%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended December 31,		For the nine months ended December 31,
	2014	2015	2014	2015
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,318.0	1,773.8	3,985.1	5,057.3
Hotels and packages (1)	341.6	847.9	1,012.5	1,814.8

Revenue less service cost:
Air ticketing	18,127.0	16,988.2	52,833.5	53,413.9
Hotels and packages	15,777.0	17,698.6	46,161.5	49,492.1
Other revenue	1,176.0	1,604.4	3,586.8	4,692.4

	35,080.0	36,291.2	102,581.8	107,598.4

Gross Bookings
Air ticketing	301,808.4	311,431.3	875,641.2	956,074.6
Hotels and packages	117,344.8	143,809.3	368,361.6	398,370.0

	419,153.2	455,240.6	1,244,002.8	1,354,444.6

Net revenue margins
Air ticketing	6.0%	5.5%	6.0%	5.6%
Hotels and packages	13.4%	12.3%	12.5%	12.4%

Combined net revenue margin for air ticketing and hotels and packages	8.1%	7.6%	8.0%	7.6%

Note 1:

	MMYT Group (Excluding ETB)			Easytobook Group (ETB)			MMYT Group
	3 months ended			3 months ended			3 months ended
	December 31,			December 31,			December 31,
Particulars	2014	2015	YoY Change	2014	2015	YoY Change	2014	2015	YoY Change
Number of Transactions
Hotels & Packages	282.5	805.0	185.0%	59.1	42.9	-27.3%	341.6	847.9	148.2%